# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Planet Image International Ltd, CIK 0001868395
CUSIP: G7122D102
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: No. 756 Guangfu Road, Hi-tech Development Zone, Xinyu, China (F4), 338000
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002144370

## Reporting persons
- Juneng Investment (Hong Kong) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of May 18, 2026, Juneng Investment (Hong Kong) Limited, a company formed in Hong Kong as a limited liability company on September 17, 2019, has sold all of its 10,526,300 Class A ordinary shares previously held and no longer beneficially owns any Class A ordinary shares of the Issuer. Juneng Investment (Hong Kong) Limited is wholly owned by Xinyu High-Tech Investment Co., Ltd., a limited liability company established under the laws of the PRC on August 23, 2016 and an independent third party, which is in turn wholly owned by the Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone, a department of Xinyu High-Tech Industry Development Zone.
  
  Percentage of class is calculated based on 32,918,421 Class A ordinary shares outstanding as of May 18, 2026.
- Xinyu High-Tech Investment Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of May 18, 2026, Xinyu High-Tech Investment Co., Ltd. no longer indirectly beneficially owns any Class A ordinary shares of the Issuer, as Juneng Investment (Hong Kong) Limited, a company formed in Hong Kong as a limited liability company on September 17, 2019, has sold all of its 10,526,300 Class A ordinary shares previously held. Juneng Investment (Hong Kong) Limited is wholly owned by Xinyu High-Tech Investment Co., Ltd., a limited liability company established under the laws of the PRC on August 23, 2016 and an independent third party, which is in turn wholly owned by the Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone, a department of Xinyu High-Tech Industry Development Zone.
  
  Percentage of class is calculated based on 32,918,421 Class A ordinary shares outstanding as of May 18, 2026.
- Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of May 18, 2026, Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone no longer indirectly beneficially owns any Class A ordinary shares of the Issuer, as Juneng Investment (Hong Kong) Limited, a company formed in Hong Kong as a limited liability company on September 17, 2019, has sold all of its 10,526,300 Class A ordinary shares previously held. Juneng Investment (Hong Kong) Limited is wholly owned by Xinyu High-Tech Investment Co., Ltd., a limited liability company established under the laws of the PRC on August 23, 2016 and an independent third party, which is in turn wholly owned by the Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone, a department of Xinyu High-Tech Industry Development Zone.
  
  Percentage of class is calculated based on 32,918,421 Class A ordinary shares outstanding as of May 18, 2026.

## Item 1. Issuer
Name of issuer: Planet Image International Ltd
Address of issuer's principal executive offices: No. 756 Guangfu Road Hi-tech Development Zone Xinyu City, Jiangxi Province People's Republic of China

## Item 2. Person Filing
Name of person filing:
Juneng Investment (Hong Kong) Limited
Xinyu High-Tech Investment Co., Ltd.
Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone
Address of principal business office or, if none, residence:
Juneng Investment (Hong Kong) Limited: Rooms 1322, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong
Xinyu High-Tech Investment Co., Ltd.: No. 2318 Yudong Avenue, Private Technology Park, Hi-tech Development Zone, Xinyu City, Jiangxi Province, People's Republic of China
Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: No. 1 Guangfu Road, Xinyu High-Tech Industry Development Zone, People's Republic of China
Citizenship:
Juneng Investment (Hong Kong) Limited: Hong Kong
Xinyu High-Tech Investment Co., Ltd.: People's Republic of China
Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Juneng Investment (Hong Kong) Limited: 0
Xinyu High-Tech Investment Co., Ltd.: 0
Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: 0
Percent of class:
Juneng Investment (Hong Kong) Limited: 0%
Xinyu High-Tech Investment Co., Ltd.: 0%
Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: 0%
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement*

* Previously filed.

## Signatures
- Juneng Investment (Hong Kong) Ltd: /s/ Mangen Chen, Mangen Chen/Legal Person (07/28/2026)
- Xinyu High-Tech Investment Co., Ltd.: /s/ Chunying Xie, Chunying Xie/Legal Person (07/28/2026)
- Financial and Monetary Bureau of Xinyu Hi-Tech Industry Development Zone: /s/ Yangsheng Sun, Yangsheng Sun/Head of Bureau (07/28/2026)